Howard Shapray 51232	(604) 681-6644 howard@shapraycramer.com

October 17, 2006

Via Fax and Email Mr. Ian Smythe (Section Head Crown Land Adjudication - Smithers) Integrated Land Management Bureau Ministry of Agriculture and Lands BAG 5000 Smithers, B.C. V0J 2N0

Dear Mr. Smythe:

Re: NovaGold Canada Inc. surface lease application for Galore Creek Property and Pioneer Metals Corp (“Pioneer”)

Please find attached hereto the preliminary comments of Pioneer Metals in response to your September 27, 2006 letter that established a deadline of October 20th. We have asked for an extension of the time to provide more complete comments, which extension we expect you will provide to us as a matter of good faith and fair dealing for the reasons set out in my letter.

Again, please treat these comments as merely preliminary. Once we have received all of NovaGold’s filings and subjected them to the appropriate scrutiny of a thorough and technical review, we expect to have, in the fullness of time, much more to say in opposition to this application.

Yours truly, SHAPRAY CRAMER Howard Shapray, Q.C.

HS/bb
Encl.
cc: Client
cc: Anne Currie via facsimile
17/51232/LT/139

Preliminary Comments of Pioneer Metals Corporation on
Application of NovaGold Inc.
for Surface Use Lease on Grace Claims

On September 27, 2006 the Province sent a letter to Pioneer informing it of NovaGold’s June 2006 surface use lease application and solicited Pioneer’s comments on that application - to be received by October 20th. Pioneer respectfully submits the following preliminary1 comments on that application for a surface use lease, reserving the right to make a further, more comprehensive submission in due course.

Background information:

Pioneer Metals Corporation (“Pioneer”) is a publicly owned and listed company, incorporated and with its head office in British Columbia. It is in the exploration and mining business. Pioneer is the registered owner of 100% interest of five mining claims collectively known as the Grace Claims, nos. 1-5. It staked the Grace Nos. 1 and 2 claims in 1987 and restaked them in 1989. It acquired the Grace Nos. 3-5 claims in 2003. After conversion to the new British Columbia cell-based claims system in 2005 the five claims are now listed as 516161, 516163, 517480, and “legacy” claims Grace 4 and Grace 5.

NovaGold Resources Inc. (“NovaGold”) is also a publicly owned and listed company, incorporated in Nova Scotia. It too is in the exploration and mining business. NovaGold is exploring and has announced its intention to develop the Galore Creek Project (the “GC Project”). NovaGold holds an option to acquire mining claims at the GC Project upon payment of some US $20 million to its current owner, Stikine Copper Limited, a joint venture between QIT - Fer et Titane Inc. (a subsidiary of Anglo American PLC) and Hudson Bay Mining and Smelting Co., Ltd. (a former subsidiary of Rio Tinto PLC, now a publicly-traded company). The Grace claims are immediately adjacent to the Galore Creek property.
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1 As described in these comments, the information necessary to comment on the adequacy of NovaGold’s application and, particularly, the adequacy of its representations regarding the potential for commercial mineralization of the Grace claims, is not presently available to Pioneer or the public, despite Provincial guidance providing for its disclosure. Pioneer has separately requested an extension of time for the submission of comments that are more fully informed once the applicant’s basis for the application has been made publicly available. In view of other matters regarding timing discussed in these comments it is clear that any such extension will not prejudice any party or affect the course of any proposed development activities.

After acquiring an option on the Galore Creek claims NovaGold, as optionee was successful in extending the area of known mineralization and expanding the size of the known resource. It is now thought to be one of the largest undeveloped copper and gold deposits in North America. With the recent increase in metals prices, this expanded deposit has become potentially economically developable.

At some point in or about early 2004 (or perhaps at an earlier time), NovaGold began to look for a place to dispose of the tailings and waste from the GC Project.2 Despite the existence of at least 11 alternatives that NovaGold considered, one or more of which NovaGold considers viable3, NovaGold settled on the surface of Pioneer’s Grace claims. As presently proposed, such tailings/waste disposal would effectively sterilize and destroy Pioneer’s Grace claims, precluding any further exploration or commercial development of such claims. NovaGold has neither sought nor obtained Pioneer’s consent for such use, nor has it consulted with Pioneer in an effort to try to accommodate the concurrent or sequential use of the property by both parties. It did not inform Pioneer of the fact that it had filed a surface lease application nor did it inform Pioneer that it had submitted technical information to the British Columbia government in an effort to persuade the Province to condemn Pioneer’s Grace claims.

NovaGold apparently filed its application for a surface use lease on or about June 21, 2006. At approximately the same time it filed an application for a certificate of approval of an environmental assessment. Pioneer’s understanding is that Provincal authorities have agreed to review the two applications (and other provincial applications) concurrently. The Provincial environmental assessment (EA) process is underway and initial comments on the proposed GC Project have been made to Provincial authorities by several dozen parties. The initial comments received from key Provincial and federal regulatory authorities indicate that significant additional data gathering, modeling and analysis will be required to address those comments and satisfy regulatory requirements.4

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2 The exact date that NovaGold identified Pioneer’s Grace claims as its preferred site for waste disposal is the subject of some dispute between the parties. The matter is presently in litigation in the Supreme Court of British Columbia (Vancouver Registry No. SO 55575).
3 As recently as July 15, 2006, NovaGold’s CEO, Rick Van Nieuwenhuyse, reassured a NovaGold shareholder that “If we found an orebody [on the Grace claims] the size of the Central Zone (500 million tones) we would use one of the other 11 sites studied.” E-mail from Rick Van Nieuwenhuyse to John H. Mesrobian Esq., July 15, 2006 at 17:34.
4 See e.g., comments of: Natural Resources Canada regarding ground water modeling, hydraulic conductivities, tailings seepage, pit dewatering modeling, rain-on-snow and snow melt data; or Fisheries and Oceans Canada regarding modeling of metals in aqueous solution and contingency planning for failure of tailings impoundment.

The federal comment period on the EA is not expected to commence until 2007. For a variety of reasons which are discussed below the permitting process is, in Pioneer’s view, unlikely to be completed until sometime in mid-2008, at the earliest.

At this early stage in the process NovaGold has not, to Pioneer’s knowledge, completed a feasibility study that indicates that the GC Project is economically viable. Nor has it obtained financing commitments for the potential development of the GC Project. The timing of potential development of the project obviously also remains subject to the continuation of historically high copper and gold prices.

Comments

1.
The surface use lease application referral process should be suspended until the applicant has provided the Province and all affected parties all of the information necessary to make fully informed comments on the application.

A Provincial decision on a surface use lease should not be made unless and until both the Province and the parties to which the referral was made have all of the information necessary to make fully informed comments. Here, significant information relevant to the application has apparently been withheld from Pioneer and the public. To date, it appears that the application process has been conducted in a manner that has effectively precluded fully informed input into key issues such as: (1) the underlying mineral potential of the land that is the subject of the application; and (2) the potential for concurrent or sequential uses of the property to preserve its value for all parties. Consequently, remedial measures must be taken immediately to ensure that the referral process is meaningful and that the procedural rights of the parties are respected.

At the time it filed the application for a surface use lease, NovaGold knew that Pioneer owned the Grace claims and knew that all of the value of such claims would be destroyed by the construction and operation of NovaGold’s proposed tailings/waste disposal facilities. NovaGold also knew that the Province would have to address whether the Grace claims had been adequately explored such that it could consider issuing a surface lease for tailings/waste disposal. However, inexplicably, neither NovaGold nor the

Province informed Pioneer in a timely manner that a surface lease application had been filed.

Subsequently, the application and some supporting information submitted by the applicant were made publicly available (when posted on the website of the EAO). However, other critical information - upon which certain Provincial authorities subsequently relied - was neither publicly acknowledged nor posted. Indeed, the key technical report submitted by the applicant that evaluated the mineral potential of the Grace claims (the June 21, 2006 report entitled “The Exploration and Subsequent Condemnation of the Galore Creek Valley Tailings Disposal Facility and Plant Site, by Scott Petsel (the “Petsel Report”) was withheld - and still has not been made available to Pioneer or the public. Consequently, Pioneer (and other third parties) have had no opportunity to identify and assess what has been submitted in support of the application nor are they in a position to submit fully informed comments on the application.

After learning of the application, on August 25, 2006 Pioneer wrote the Integrated Land Management Bureau (and others) expressing its concern about the proposed destruction of its Grace claims. In that letter, Pioneer expressed its concern that the information provided to the Province by NovaGold in support of the application may be neither accurate nor complete, and requested full and immediate access to all information submitted by the applicant. It received no answer to that request until October 2, 2006 when it received the letter of referral dated September 27, 2006. The letter of September 27 assured Pioneer that all information submitted by NovaGold in support of the application had been provided to Pioneer as an attachment to that letter. But clearly that was not the case. For example, Pioneer did not receive, and has still not received, the Petsel Report. Pioneer remains concerned that there is also other information submitted in support of NovaGold’s application that has not been provided.

As a matter of fundamental procedural fairness it is essential that Pioneer be able to evaluate and comment on the applicant’s entire submission. That is particularly true as it relates to the Petsel Report upon which the Province has indicated it has relied. Once it is fully informed, Pioneer is in a unique position to assist the Province in its evaluation of the surface lease application. Pioneer is the owner of the claims in question. As such, Pioneer has historical exploration and drilling data that it believes have not been provided to the Province. It has interpretive information that it believes has not been provided to the Province. It has extensive knowledge of the property in question that it believes puts Pioneer in a better position than any other party to provide a critical analysis of any submission of the applicant. Indeed, Pioneer is the only party that can advise the Province whether the Province has all of the available technical information and data before it - as opposed to a subset of information carefully selected by NovaGold to support its application. However, the relevant geological information and data must be reviewed as a whole. A report that considers less than all the relevant information and data - or that does so without key interpretative information - is potentially very misleading.

Pioneer is not aware of any principled basis upon which it could be denied the opportunity to review the Petsel Report that apparently is the foundation of the applicant’s efforts to condemn the Grace claims. It certainly cannot be considered confidential vis a vis Pioneer. Pioneer - not NovaGold - owns the Grace claims. Any information generated from the claims is the property of Pioneer. It would be a gross violation of Pioneer’s rights for the Province to address the condemnation of Pioneer’s claims based on a secret report where NovaGold selectively presents a limited subset of Pioneer’s own information about Pioneer’s claims.

Only after Pioneer has obtained access to all of the information submitted in support of the application can it provide the Province informed technical comments to this referral. Until then, what Pioneer can say with confidence is that the information that Pioneer does have is certainly not adequate to conclude that the exploration and development potential of the entirety of the Grace claims has been exhausted. Quite the contrary. Additional exploration is both warranted and planned. As action speaks louder than words, it is Pioneer’s intention to conduct an aggressive exploration program on the Grace claims during the 2007 drilling season to follow-up on several significant results obtained, and targets identified, by prior drilling. It is exploration drilling that NovaGold could have and should have done in 2004, 2005 and 2006. However, the drilling was not done. Pioneer has alleged in litigation with NovaGold that the reason the more comprehensive drilling was not done was because NovaGold had a conflict of interest that precluded it from an unbiased assessment of where and how deep to drill before considering the property condemned. NovaGold managed to drill only 21 exploration holes of limited depth in three drill seasons. Now that Pioneer understands NovaGold’s longstanding secret plan for tailings/waste disposal on the Grace claims, it seems apparent that the limited drilling that was conducted was done in a fashion that would avoid the “complications” to the current application that would have arisen with positive drilling results.

2.
Consideration of the surface use lease application should be suspended (for at least 12 months) until it is more “ripe,” more drilling information is available, and efforts to work out any conflicts with the mineral estate owner have been exhausted.

NovaGold’s surface use application process is premature and should be deferred until it is more certain that the GC Project will be developed, and that it can be developed with the tailings/waste disposal facilities in their current design and in the locations proposed by NovaGold.

Under section 9 of the Environmental Assessment Act, a surface lease cannot be granted prior to the completion of the EA process. Despite recent public statements by NovaGold to the contrary,5 there is no realistic expectation that the permitting process for the GC Project will be completed in the first quarter of 2007 - or in Pioneer’s view, at any point in 2007. While the initial provincial public comment period has been completed, the number and nature of the comments received suggest that NovaGold has enormous work ahead of it to complete a proper EA.6 Initially, the most aggressive possible timetable for Provincial referral of the EA application to Provincial Ministers for their consideration was thought to be December 27, 2006. However, during the provincial comment period many of the parties commenting on the application (including Provincial and federal agencies with jurisdiction over important permits and approvals) noted significant inadequacies in the information presented and impacts described in the Galore Creek EA. Consequently, the chance of the December 27th timetable being met appears nil - unless NovaGold ignores the various shortcomings of its initial efforts and can persuade the relevant agencies to do the same.

The federal comment period on the NovaGold application for an EA certificate will not even begin until 2007. Once that comment period is completed and the comments digested, the federal Minister of the
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5 See for example, NovaGold‘s News Release, October 13, 2006, page 2, enclosed.
6 See note 3, infra. See also the links listed below "Under Review" at: http://www.eao.gov.bc.ca/epic/output/html/deploy/epic_project_home_239.html.

Environment must then issue an environmental assessment decision statement. The Minister will then refer the project to the responsible federal authorities to make a decision as to whether or not to issue the federal authorizations required for the project. There are no statutory deadlines for the federal authorities to make their decisions and history indicates that predictions as to when all such decisions will be forthcoming have little value.

In addition, and significantly from a timing standpoint, NovaGold has applied to use what both Provincial and federal authorities believe may be a natural fish-bearing body of water for its tailings impoundment area on the Grace claims. The federal Fisheries Act prohibits such use unless Schedule 2 of the Metal Mining Effluent Regulations is amended by the federal government. Pioneer’s understanding is that federal officials have stated that the expected timetable for such an amendment - if one is going to be forthcoming - is 6-18 months after the CEAA approval is obtained.7

Then, there is the prospect of further delay associated with appeals and litigation should anyone feel that an amendment of the effluent regulations - or any other authorization - has been improvidently issued. Stated differently, obviously there is no urgency to address this application.

In a similar vein, in the absence of the requisite financing to proceed with the GC Project, there can be no need to consider the matter at this time. It is quite clear that NovaGold does not currently have the financial means to build the project that it has proposed. Consequently the fate of the project - and the need to address the surface lease application at all - remains contingent on NovaGold securing massive amounts of financing required to develop the project. That, in turn, is largely dependent on the completion of a final feasibility study that demonstrates that the project is economic. To Pioneer’s knowledge that feasibility study does not presently exist. NovaGold initially said a feasibility study would be released in the “first half” of 2006. Then it said “mid” 2006. Then the “third quarter”. The in the “second half” of 2006. Then, in the “fourth quarter”. Finally, “before the year end.” The fact that it has apparently been delayed no less than five
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7 Pioneer’s understanding is that the time period for such an amendment on a given project is affected, inter alia, by the need to negotiate and conclude a fish habitat mitigation and compensation agreement with Fisheries and Oceans Canada before any amendment can be considered and by the required formal regulation amendment process. That process involves multiple opportunities for public notice and comment. The proposed amendment must include a detailed justification, including extensive consideration of alternatives to the use of fish-bearing waters as a tailings impoundment area.

times since the start of 2005 may possibly indicate that NovaGold has been unable to identify a viable project.

Should NovaGold ultimately ever finalize a feasibility study that indicates that the GC Project is economic, it must then either obtain bank financing, bring in a senior mining company as a financing partner, or somehow rely on the capital markets to raise an enormous amount of money to actually build a project that is expected to cost more than a billion dollars. None of those things are, to Pioneer’s knowledge, presently underway. Given NovaGold’s lack of financial resources (relative to the size of the project), its negative cash flow, and its utter lack of any development track record as a mining company, NovaGold’s financing and eventual development of a large project is highly questionable. Indeed, we are not aware of any junior mining company that has ever successfully developed a project of this size.

Financing, of course, is also dependent on the price of copper and gold. It is impossible to predict where the prices of those commodities will be one-and-one-half to two years from now when NovaGold could theoretically have completed a feasibility study, completed provincial and federal permitting, amendment of Schedule 2 of the federal effluent guidelines, and financing and be ready to begin construction. What can be said with confidence is that the commodity prices presently enjoyed by the mining industry are near the top of the cycle, historically speaking. Consequently, a project that appears to be economic today may not be economic in two years. It is entirely appropriate for the Province to take into account the economic viability of the GC Project based on conditions that exist when construction is imminent. The Province should not rush to make an irretrievable commitment to a surface lease on the Grace claims that would prevent proper, more thorough exploration and entirely destroy their value.

Ignoring NovaGold’s unrealistic public projections of when it will begin development of the GC Project, the fact is that there may never be an irreconcilable conflict between NovaGold and Pioneer regarding a surface lease. This is so for several reasons:

1.
In view of Pioneer’s planned exploration drilling programs (discussed below) it is possible that Pioneer’s further exploration may justify the condemnation of the Pioneer claims before the NovaGold feasibility, permitting, financing etc., processes run their regular course. Alternatively, Pioneer’s further exploration may result in the confirmation of one or more economic mineral deposits within the claims, including in the large areas that have not had any drilling.

2.
It is possible that the facilities necessary for the proposed placement of tailings/waste on the Grace claims will not be approved, either for environmental or legal[8] reasons. It is also possible - even likely - that the GC Project will not get built at all - due to the myriad of issues relating to financing, permitting, commodity prices, etc., that normally delay or kill prospective mining projects.

3.
If history is a guide, it is also possible that the only way that the GC Project will become economic and get built is by incorporating additional resources from adjacent claims, including, potentially, the Grace claims.

4.
It is also possible that NovaGold and Pioneer may, with time, reach some settlement or accommodation to permit the continued exploration and potential development of portions of the Grace claims while accommodating some portion of NovaGold’s proposed tailings or waste disposal plans - at some future time. Such an accommodation would avoid the need for the Province and the parties to adjudicate and litigate a proposed surface lease.

Had NovaGold consulted with Pioneer to explore whether some accommodation was possible, we would know if there is a path forward that would protect both parties’ interests. For example, the parties could have discussed an agreed program of exploration and condemnation drilling. They could have discussed modification of Pioneer’s planned 2007 drilling program or NovaGold’s waste dumping and tailings disposal designs. They could have agreed on compensation for whatever diminution of the prospective value of Pioneer’s claims was appropriate. But NovaGold decided to continue to pursue its hidden agenda and not to even inform Pioneer of its surface lease application or the technical foundation for it. Rather than seeking an accommodation that respects both parties’ interests or plans, NovaGold allegedly chose a surreptitious route to gain access to Pioneer’s Grace claims under the pretext that it was interested in finding economic mineralization. Then it began encouraging the Province to rush through a surface lease application and destroy the value of Pioneer’s claims
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8 See e.g., the Pioneer litigation referenced in note 1.

- all before any of the material uncertainties associated with the GC Project discussed above are resolved favorably and before the project, in its current iteration, is demonstrated to be economically, technically, legally and politically viable.

The bottom line is that apart from NovaGold’s unrealistic public projections concerning the timing of its feasibility study, its permitting schedule and its project, there is no compelling reason for the Ministry of Agriculture and Lands (“MAL”) to address today a surface lease application that is both hotly contested and would destroy the entire prospective value of claims adjacent to a large mineral deposit -- just as Pioneer is poised to initiate a significant exploration program on those claims. It is entirely appropriate for MAL to acknowledge that there are still very material uncertainties about whether and when NovaGold’s project will move forward and, if it moves forward, whether and when the federal government will act on any requirement to change its regulations to permit waste disposal facilities to be located in or affecting a natural fish-bearing body of water. Those issues and contingencies will get sorted out during 2007 or 2008. However, at this point there is no need for the Province to assist NovaGold to totally destroy any potential value of the Grace claims by prematurely precluding the proper exploration and evaluation of one of the most prospective pieces of exploration ground in British Columbia.

3.
There is no point in considering a surface use lease application until the exploration of the Grace claims is completed. No construction of a tailings facility or waste dump is possible while Pioneer is exploring its Grace claims.

Section 14(1) of the Mineral Tenure Act provides for the use and occupancy of the surface of a claim for exploration, development and production. The granting of a surface use lease does not diminish the mineral owner’s rights except in very limited circumstances not applicable here. Irrespective of the granting of a surface use lease to NovaGold, Pioneer will continue to be entitled to conduct exploration on its claims and otherwise advance the potential development of its claims - activities which will effectively preclude NovaGold’s construction of waste and tailings facilities until they are completed.

Pioneer has every intention to fully explore the Grace claims. Its interest in doing so - and the potential for delineating valuable minerals - has been dramatically enhanced by the success of NovaGold on the adjacent property.

It is well accepted in the mining industry that the best place to look for mineral deposits is in immediate proximity to a known deposit and /or operating mine. This is true because of the likelihood that the geologic setting that hosts one deposit may well continue onto other adjacent claims or host other deposits. It is also true because the development of a mine on an adjacent property dramatically lowers the threshold for the size of deposit which will have economic value. This is so because the initial mine that is constructed bears the very significant costs associated with the development of infrastructure, access, processing capacity, etc. In contrast, subsequent discoveries on adjacent properties can be economic when added to the first mine, even if they may not be economic solely on their own account. Adjacent satellite deposits can provide mill feed for the first mine but do not need to bear the enormous development costs of an entire mine and processing complex. That means that small discrete deposits can have enormous value. Consequently, the success of NovaGold’s efforts to expand the known resource inside its claims, and its proposal to construct a mine, both dramatically increase the prospective value of the adjacent Grace claims.

To explore the Grace claims Pioneer initially enlisted the assistance of NovaGold, which was having success with its exploration on the Galore claims. Pioneer entered into an option arrangement with NovaGold whereby NovaGold could acquire certain interests in the Grace claims by conducting legitimate, grassroots exploration on the Grace claims. In Pioneer’s view, NovaGold did just the opposite of what it agreed. While allegedly concealing its true agenda it appears NovaGold principally set about to conduct a limited condemnation program -- designed to facilitate its surface use lease application. That, of course, was directly contrary to Pioneer’s interests and the objectives of the exploration agreement between the parties. Not surprisingly, Pioneer has sued NovaGold, alleging willful misrepresentation and breach of fiduciary duty, and the matter is now before the courts.

Pioneer now intends to do what NovaGold was supposed to do; that is, to explore the Grace claims. As noted earlier, the prospect of the discovery of one or more deposits has been significantly enhanced by NovaGold’s success. The likelihood that any deposit, regardless of size, can be economically extracted is also significantly enhanced by the prospect that a mine and processing facilities will be built nearby. Pioneer is delighted that NovaGold is moving forward with its project. However, such efforts cannot be at the expense of the proper exploration and development of the Grace claims.

Pioneer plans an aggressive exploration program on the Grace claims in 2007. It now has the support of its principal shareholder, Barrick Gold Corporation, which just paid some CDN $58 million to buy approximately 90% of the shares of Pioneer - due to its location adjacent to one of the largest undeveloped copper and gold deposits in North America. It is not surprising that Barrick was willing to acquire a property based principally on its proximity to a large discovery. The first time that Barrick did that was some twenty years ago. It spent US$60 million to buy the Goldstrike property in Nevada. The principal attribute of the Goldstrike property was that it was next door to Newmont Gold’s Carlin mines, which were then the toast of the gold industry. Barrick’s 1986 investment in an undeveloped property with the “right address” turned out very well - Barrick’s aggressive exploration program struck gold within three months of completing the acquisition. Goldstrike became one of the largest and most profitable gold mines in the world. Larger, in fact, than those of its neighbor Newmont, which had a much more negative view of Goldstrike’s prospective value. Fortunately, despite Newmont’s view, Goldstrike was not prematurely relegated to a waste disposal site by Nevada authorities.

There are dozens of other examples of significant deposits that have been discovered within close proximity of operating mines - sometimes decades after the initial discovery. NovaGold would have the Province believe that its limited drilling - 21 shallow holes - on a small portion of the Grace claims - has eliminated all the potential for future discoveries. Pioneer vehemently disagrees - and plans aggressively to explore the claims to their full potential.

Again, the Goldstrike example is telling. Barrick’s 1987 drilling was deeper than all of the known commercial deposits on the Carlin Trend. But the deeper drilling paid off and the main discovery was made at a level well deeper than surrounding deposits that were being mined. NovaGold’s relatively shallow drilling in one area on the Grace claims does not begin to condemn the property. To give one a sense of NovaGold’s motivation, it terminated a drill hole on the Grace claims in an interval of material that was in excess of five grams per tonne of gold9 -- and never went back to follow it up.

So long as Pioneer is conducting its exploration in good faith NovaGold cannot use the surface in any manner that diminishes its exploration and development prospects - a surface use lease notwithstanding. Should it try to do so there is no doubt that Pioneer will resist that effort in the courts with vigor. It appears likely that Barrick will do the same, given the size of its recent investment in this property.

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9 Hole no. PC 04-14. In comparison, the average grade of the gold in the Galore Creek deposit is less than 0.3 grams per tonne.